Exhibit 3.1

State of Delaware

Secretary of State

Division of Corporations

Delivered 05:33 PM 11/07/2007

Filed 05:02 PM 11/07/2007

SRV 0712 01573 – 0664319 FILE

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Walker Financial Corporation

Resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing Article thereof numbered “FOURTH” so that, as amended, said Articles shall be and read as follows:

FOURTH.  The total number of shares of stock which the Corporation shall have authority to issue is 4,005,000,000, of which 5,000,000 are to be designated preferred stock having a par value of $0.0001 per share and 4,000,000,000 are to be common stock having a par value of $0.00001 per share.  The powers, preferences, rights, qualifications, limitations, or restrictions of the shares of stock of each class and series which the Corporation is authorized to issue, are as follows:

(a)

Common Stock.   The common stock of the Corporation shall have all of the powers, rights and preferences as are afforded under the General Corporation Law of the State of Delaware.

(b)

Preferred Stock.   Shares of preferred stock may be issued from time to time in one or more series as may be determined by the board of directors of the Corporation. Each series shall be distinctly designated. All shares of any one series of preferred stock shall be alike in every particular way, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative.  The powers, preferences, participating, optional and other rights of each such series and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Except as hereinafter provided, the board of directors of the Corporation is hereby expressly granted authority to fix by resolution or resolutions, adopted prior to the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences and relative participating, optional and other rights and the qualifications, limitations and restrictions thereof, if any, of such series, including without limiting the generality of the foregoing, the following:

(i)  the distinctive designation of, and the number of shares of preferred stock which shall constitute each series, which number may be increased (except as otherwise fixed by the board of directors) or decreased (but not below the number of shares thereof outstanding) from time to time by action of the board of directors;

(ii)  the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relations, if any, of such dividends to the dividends payable on any other class or classes of stock of the Corporation or on any series of preferred stock and whether such dividends shall be cumulative or non-cumulative;

(iii)  the right, if any, of the holders of shares of the same series to convert the same into, or exchange the same for, shares of any other class or classes of stock of the Corporation and the terms and conditions of such conversion or exchange;

(iv)  whether shares of the series shall be subject to redemption, and the redemption price or prices, including without limitation, a redemption price or prices payable in shares of any class or classes of stock of the Corporation, cash or other property of the Corporation and the time or times at which, and the terms and conditions on which, shares of the series may be redeemed;

(v)  the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution, or winding up of the Corporation;

(vi)  the terms of any sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and

(vii)  the voting powers, if any, of the holders of shares of the series which may, without limiting the generality of the foregoing, include (A) the rights to more or less than one vote per share on any or all matters voted on by the stockholders of the Corporation, and (B) the right to vote as a series by itself or together with other series of preferred stock or together with all series of preferred stock as a class, on such matters, under such circumstances and on such conditions as the board of directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of preferred stock or together with all series of preferred stock as a class, to elect one or more directors of the Corporation in the event there shall have been a default in the payment of dividends on any one or more series of preferred stock or under such other circumstances and on such conditions as the board of directors may determine.

SECOND:    That, pursuant to resolution of its Board of Directors, a special meeting of stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:     That said amendment was duly adopted in accordance with the provisions of 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 7th day of November, 2007.

By:	/s/ Mitchell S. Segal
Title:	Chief Executive Officer
Name:	Mitchell S. Segal